Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-184107 November 14, 2012

Gold and Silver ETFs from iShares - iShares

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Home > iShares ETFs: IAU and SLV

Get the Facts on Gold and Silver ETFs from iShares

Exchange Traded Liquidity. Access to Physical Gold and Silver Markets.


IAU
SLV

iShares® Gold Trust (IAU)

- Low cost with a sponsor's fee of 0.25%
- First gold ETF with 100% allocation daily

IAU

IAU Fact Sheet
Prospectus

Get IAU Product Details >

iShares® Silver Trust (SLV)

- Cost efficient access to silver markets

SLV

SLV Fact Sheet
Prospectus

Get SLV Product Details >

IAU and SLV are sponsored by iShares Delaware Trust Sponsor LLC, an affiliate of BlackRock, Inc., the world's largest asset manager with US $3.56 trillion in assets under management (as of 6/30/12).

For more information on investing with gold and silver, call a specialist at 1.800.iShares (1.800.474.2737).

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iShares Gold Trust (the “Gold Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Gold Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Gold Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

iShares Silver Trust (the “Silver Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest,

you should read the prospectus and other documents the Silver Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Silver Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

Investing involves risk, including possible loss of principal. Neither the iShares Gold Trust nor the iShares Silver Trust (collectively, the “Trusts”) is an investment company registered under the Investment Company Act of 1940 or a commodity pool for purposes of the Commodity Exchange Act. Shares of the Trusts are not subject to the same regulatory requirements as mutual funds. Because shares of the Trusts are expected to reflect the price of the gold and silver held by the Gold Trust and the Silver Trust, respectively, the market price of the shares will be as unpredictable as the prices of gold and silver have historically been. Additionally, shares of the Trusts are bought and sold at market price (not NAV).

Brokerage commissions will reduce returns.

Shares of the Trusts are not deposits or other obligations of or guaranteed by BlackRock, Inc., and its affiliates, and are not insured by the Federal deposit Insurance Corporation or any other governmental agency.

The sponsor of the trust is iShares Delaware Trust Sponsor LLC (the “Sponsor”). BlackRock Investments, LLC (“BRIL”), assists in the promotion of the Trust. The Sponsor and BRIL are affiliates of

BlackRock, Inc.

Although shares of the Trusts may be bought or sold on the exchange through any brokerage account, shares of the Trusts are not redeemable from the Trusts except in large aggregated units called Baskets.

Although market makers will generally take advantage of differences between the NAV and the trading price of the Trusts’ shares through arbitrage opportunities, there is no guarantee that they will do so. There is no guarantee an active trading market will develop for the shares, which may result in losses on your investment at the time of disposition of your shares. The value of the shares of the Trusts will be adversely affected if gold or silver owned by the trust is lost or damaged in circumstances in which the trust is not in a position to recover the corresponding loss. The Trusts are passive investment vehicles. This means that the value of your shares may be adversely affected by trust losses that, if the trust had been actively managed, might have been possible to avoid.

Important Information Regarding an Investment in the iShares Gold Trust (“Gold Trust”)

Shares of the Gold Trust are created to reflect, at any given time, the market price of gold owned by the trust at that time less the trust’s expenses and liabilities. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. If an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares. For a more complete discussion of the risk factors relative to the Gold Trust, carefully read the prospectus.

Following an investment in shares of the Gold Trust, several factors may have the effect of causing a decline in the prices of gold and a corresponding decline in the price of the shares. Among them: (i) Large sales by the official sector. A significant portion of the aggregate world gold holdings is owned by governments, central banks and related institutions. If one or more of these institutions decides to sell in amounts large enough to cause a decline in world gold prices, the price of the shares will be adversely affected. (ii) A significant increase in gold hedging activity by gold producers. Should there be an increase in the level of hedge activity of gold producing companies, it could cause a decline in world gold prices, adversely affecting the price of the shares. (iii) A significant change in the attitude of speculators and investors towards gold. Should the speculative community take a negative view towards gold, it could cause a decline in world gold prices,

negatively impacting the price of the shares.

The amount of gold represented by shares of the Gold Trust will decrease over the life of the trust due to sales necessary to pay the sponsor’s fee and trust expenses. Without increases in the price of gold sufficient to compensate for that decrease, the price of the shares will also decline, and investors will lose money on their investment. The Gold Trust will have limited duration. The liquidation of the trust may occur at a time when the disposition of the trust’s gold will result in losses to investors.

The trustee’s arrangements with the custodian contemplate that at the end of each business day there can be in the trust account at such custodian no gold in an unallocated form.

Important Information Regarding an Investment in the iShares Silver Trust (“Silver Trust”)

Shares of the Silver Trust are created to reflect, at any given time, the market price of silver owned by the trust at that time less the trust’s expenses and liabilities. The price received upon the sale of shares of the Silver Trust, which trade at market price, may be more or less than the value of the silver represented by them. If an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares. For a more complete discussion of risk factors relative to the Silver Trust, carefully read the prospectus.

Following an investment in the Silver Trust, several factors may have the effect of causing a decline in the prices of silver and a corresponding decline in the price of the shares. Among them: (i) A change in economic conditions, such as a recession, can adversely affect the price of silver. Silver is used in a wide range of industrial applications, and an economic downturn could have a negative impact on its demand and, consequently, its price and the price of the shares. (ii) A significant change in the attitude of speculators and investors towards silver. Should the speculative community take a negative view towards silver, a decline in world silver prices could occur, negatively impacting the price of the shares. (iii) A significant increase in silver price hedging activity by silver producers. Traditionally, silver producers have not hedged to the same extent as other producers of precious metals (gold, for example) do. Should there be an increase in the level of hedge activity of silver producing companies, it could cause a decline in world silver prices, adversely affecting the price of the shares.

The amount of silver represented by shares of the Silver Trust will decrease over the life of the trust due to sales necessary to pay the sponsor’s fee and trust expenses. Without increases in the price of silver sufficient to compensate for that decrease, the price of the shares will also decline, and investors will lose money on their investment. The Silver Trust will have limited duration. The liquidation of the trust may occur at a time when the disposition of the trust’s silver will result in losses to investors.

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